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                             December 7, 2023

       Greg Lehmkuhl
       Chief Executive Officer
       Lineage, Inc.
       46500 Humboldt Drive
       Novi, MI 48377

                                                        Re: Lineage, Inc.
                                                            Draft Registration
Statement on Form S-11
                                                            Submitted on
November 9, 2023
                                                            CIK No. 0001868159

       Dear Greg Lehmkuhl:

                                                        We have reviewed your
registration statement and have the following comments.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

       DRS filed on November 9, 2023

       Prospectus Summary
       Our Company, page 1

   1. We note your introduction of the non-GAAP financial measures NOI and Adjusted
                                                        EBITDA. Please provide
the most directly comparable financial measure calculated in accordance with GAAP
for these non-GAAP measures; refer to Item 10(e)(1)(i)(A) of
                                                        Regulation S-K.
Additionally, provide a cross-reference herein to the presentation of such non-GAAP financial
measures within your prospectus.

       Summary Selected Historical and Pro Forma Consolidated Financial and Other Data
       Non-GAAP Financial Measures, page 37

   2. We note your presentation of the ratio Net debt to Adjusted EBITDA on page 42. Please update your disclosure
to present with equal or greater prominence the ratio as calculated using the most directly
comparable GAAP financial measure. Refer to footnote 27 of SEC
 Greg Lehmkuhl
FirstName  LastNameGreg Lehmkuhl
Lineage, Inc.
Comapany7,
December   NameLineage,
              2023        Inc.
December
Page 2     7, 2023 Page 2
FirstName LastName
         Final Rule 33-8176 and Question 102.10(a) of the Division's
         Compliance and Disclosure Interpretations on Non-GAAP Financial
Measures.
Risk Factors, page 43

3. We note your risk factor disclosure that the board of directors may issue additional shares, amend your charter, and change investment and financing policies without shareholder approval. Please include disclosure about how you intend to notify shareholders of such changes.
Upon listing of shares on the , we will be a "controlled company" . . ., page
64

4. Please clarify whether you intend to utilize the exemptions described for a controlled company.
Dilution, page 99

5. You disclose that your dilution table has given effect to the completion of the formation transactions and the other adjustments described in the unaudited pro forma consolidated financial statements. Please present separately the dilution impact resulting from these transactions before arriving at the Pro Forma net tangible book value per share after the offering.
Liquidity and Capital Resources, page 115

6. We note your disclosure on page F-49 that the Company does not have enough cash on hand or other legally binding commitments that can be utilized to repay the outstanding amounts of the original $2,350 million ICE4 CMBS loan upon its May 2024 maturity and the Company considers it probable that it will refinance its obligation prior to maturity.
         We further note that the original principal amount $1,320 million ICE5 CMBS loan is also due in November 2024. In light of such commitments, please ensure your disclosures herein clearly highlight your ability as of December 31, 2023 to generate and obtain adequate amounts of cash to meet your requirements and your plans for cash in the short-
         term based upon your currently available resources, including whether you are relying on external financing including the proceeds from this offering to meet your needs. Please describe any potential constraints that may impact your ability obtain such financing. We refer you to FRC 501.03(a) and Section IV of SEC Release 33-8350.

7. Please provide a more informative analysis and discussion of changes in operating cash flows, including changes in working capital components, for each period presented. In doing so, please explain the underlying reasons for and implications of material changes between periods to provide investors with an understanding of trends and variability in cash flows.
 Greg Lehmkuhl
FirstName  LastNameGreg Lehmkuhl
Lineage, Inc.
Comapany7,
December   NameLineage,
              2023        Inc.
December
Page 3     7, 2023 Page 3
FirstName LastName
Transactions with BG Lineage Holdings, LLC; Transactions with Lineage OP, LLC, page 181

8.       Please disclose the approximate dollar value of the amount of each of
Mr. Forste   s and
         Mr. Marchetti   s respective interests in the distributions you made
to BGLH and that
         BGLH made with respect to its Class B units and its Class C units. Please also disclose
         the approximate dollar value of the amount of each of Mr. Forste   s
and Mr. Marchetti   s
         respective interests in the distributions that Lineage OP made with respect to its Class B units, and that Lineage OP made to BG Cold with respect to its Class C units. Please see
         Item 404(a)(4) of Regulation S-K. Please also explain the effect of the formation transaction on any Advance Distribution (as described in footnote 2(c) of your audited financial statements) on the Class C Special Distribution Right, and the interests of Mr.
         Forste and Mr. Marchetti in such distributions. If Bay Grove, BG Cold, Mr. Forste or Mr.
         Marchetti will continue to receive or have an interest in any continuing special distributions after the formation transaction, as suggested in disclosure on page 186, please disclose this and explain how these distributions will be determined.
Transactions with Lineage OP, LLC, page 181

9. To help investors better understand the nature and impact of the formation transactions, please explain:
             The economic terms of one OP unit, given your disclosure that each Legacy Class A
             OP Unit and Legacy Class B OP unit will be    economically
equivalent to one OP
             unit.    Please also clarify whether the Legacy Class A and B OP
units will have
             characteristics, such as voting or other rights, that are not equivalent to one OP unit.
             The difference between the Legacy Class A OP Units and Legacy Class B OP Units,
             given that they will both be economically equivalent to OP units.
             How you are differentiating    certain    and    other existing
Class A and C unit holders
             for purposes of reclassifying units into Legacy Class A OP Units or Legacy Class B
             OP Units.
             How each Legacy OP Unit will maintain the economic rights of legacy investors to their respective legacy Class A, Class B or Class C units if all units are being reclassified as either Legacy Class A OP Units or Legacy Class B OP Units.
             Please clarify whether any special distributions similar to the Special Distibution
             Right on the Class C units will continue to be made to any holders of Legacy Class A
             OP Units or Legacy Class B OP Units, or any other persons, after the formation transactions. In this regard, we note disclosure on page 186 that Bay Grove will hold a continuing right to receive certain special distributions from Class A Legacy OP
             Units of the operating partnership and from BGLH. Please clarify whether this continuing right is a term of the Class A Legacy OP Unit, or if it is a separate contractual right and if so, please file the relevant agreement as an exhibit to the registration statement.
 Greg Lehmkuhl
FirstName  LastNameGreg Lehmkuhl
Lineage, Inc.
Comapany7,
December   NameLineage,
              2023        Inc.
December
Page 4     7, 2023 Page 4
FirstName LastName
Transactions with Lineage Holdings, page 182

10. Please clarify whether Bay Grove, Mr. Forste or Mr. Marchetti will receive any accrued but undistributed equity or funds in connection with the equity accrual right in connection with the formation transaction or reclassification of the OPEUs. Please also explain the material terms of the equity accrual right, the profits interest and the OPEUs that you refer to in this section. Also ensure that you disclose the approximate dollar value of the
         amount of Mr. Forste   s and Mr. Marchetti   s interests in the
transactions with Lineage
         Holdings, as well as in the transactions with Bay Grove, also described on page 182.
Structure and Formation of Our Company, page 185

11. Please revise the diagram of your company structure to show the ownership and economic and other rights of the Legacy Class A OP Units, the Legacy Class B OP Units, OPEUs
         and any special distribution rights.
Description of the Partnership Agreement of Lineage OP, LP, page 191

12. Please describe the material terms of the securities of the Operating Partnership, including the Legacy Class A OP Units, Legacy Class B OP Units and common OP units.
Description of Our Capital Stock, page 197

13. Disclosure in your risk factor entitled "Future redemption obligations may materially and adversely affect the market price of shares of our common stock . . ." on page 85 indicates that certain investors are entitled to redeem shares of your common stock. We note disclosure on page 197 that there are generally no redemption rights with respect to your common stock. Please describe any redemption rights that any investors may have with respect to shares of common stock in your Description of Capital Stock, Certain
         Relationships and Related Party Transactions and elsewhere as appropriate. File any agreement for redemption rights as an exhibit to the registration statement.
Shares Eligible for Future Sale, page 209

14. Please describe your registration rights agreements with BGLH and Mr. Forse and Mr.
         Marchetti in this section, including the amount of securities subject to the agreements.
         Please see Item 201(a)(2) of Regulation S-K.
(1) Significant Accounting Policies
(b) Basis of Presentation and Principles of Consolidation, page F-11

15. We note your disclosure on page F-11, that as of December 31, 2022 and 2021, the
         Company did not have any VIEs that met the requirements for consolidation. Please clarify whether the Company has identified any VIEs for which the Company determined it is not the primary beneficiary. To the extent the Company has identified such VIEs,
 Greg Lehmkuhl
FirstName  LastNameGreg Lehmkuhl
Lineage, Inc.
Comapany7,
December   NameLineage,
              2023        Inc.
December
Page 5     7, 2023 Page 5
FirstName LastName
         please tell us how the Company considered the disclosure requirements under paragraphs
         4, 5A, and 5B of ASC 810-10-50.
(q) revenue recognition, page F-18

16. We note your disclosure on page F-15 that the Company accounts for the lease and non-
         lease components in its arrangements as a single lease component for both lessee and lessor leases for all classes of assets. Please tell us whether you have any arrangements that include multiple components such that a portion of such arrangements would be accounted for under ASC 842 as a lessor and the non-lease element would have been accounted for under ASC 606 had the Company not applied the practical expedient in
         ASC 842-10-15-42A. To the extent such arrangements do exist, please further tell us how you considered the guidance in ASC 842-10-15-42B in determining whether the lease or non-lease components are the predominant components in such arrangements and how you were able to conclude that the lease component is always the predominant item in such arrangements.
17. We note your disclosure that separate performance obligations arise within your warehousing operations for different services rendered. We further note that in your
         Integrated Solutions segment, you provide several types of services including transportation, food sales, redistribution and E-commerce. Given the various service offerings, please further clarify whether your typical arrangements result in one performance obligation or multiple performance obligations. To the extent you have arrangements that result in multiple performance obligations, please further describe the basis for which the Company allocates the transaction price among the various performance obligations in such arrangements. Refer to ASC 606-10-50-12 and 606-10-
         50-17.
(2) Capital Structure and Noncontrolling Interests, page F-21

18. We note your capital structure includes convertible redeemable noncontrolling interests initially measured and recorded at fair value for Preference Shares issued as part of your acquisition of Kloosterboer Group BV. Regarding such Preference Shares, please further describe how the Company considered and applied the guidance under ASC 480 and the
         SEC's temporary equity guidance under ASC 480-10-S99-3A including paragraphs 14 through 16 related to its evaluation of the regular and special redemption rights included in such Preference Shares.
(7) Equity Method Investments, page F-43

19. We note your disclosure that you have provided summarized financial information for
         Emergent Cold LatAm Holdings LLC as it was determined to be an equity method investment which was considered material to the Company. Please clarify whether the
         Company considered such investment to be material consistent with Rule 4-08(g) of
         Regulation S-X. To the extent it is, please enhance your disclosure to provide all of the
 Greg Lehmkuhl
Lineage, Inc.
December 7, 2023
Page 6
       summarized financial information required by Rule 4-08(g)(2) and defined by Rule 1-
       02(bb) of Regulation S-X or tell us why such information is not required.
(22) Segment Information, page F-71

20. Your table on page F-73 indicates that sales to customers in Europe comprised approximately 22% of your sales for the year ended December 31, 2022 and 19% for the year ended December 31, 2021. Please supplementally confirm that you did not derive a material amount of revenues from external customers from any individual country within
       Europe for any of the periods presented; refer to ASC 280-10-50-41(a). Exhibits

21. Please file the Registration Rights agreements and non-compete agreements for Mr. Forste and Mr. Marchetti as exhibits to the registration statement. Please also file the consent of any expert who prepared information for you in connection with the offering, as contemplated by disclosure on page i.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Ameen Hamady at 202-551-3891 or Mark Rakip at 202-551-3573 if you
have questions regarding comments on the financial statements and related matters. Please contact Catherine De Lorenzo at 202-551-3772 or Pam Long at 202-551-3765 with any other questions.



                                                             Sincerely,
FirstName LastNameGreg Lehmkuhl
                                                             Division of
Corporation Finance
Comapany NameLineage, Inc.
                                                             Office of Real
Estate & Construction
December 7, 2023 Page 6
cc:       Julian Kleindorfer, Esq.
FirstName LastName